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Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: Virgin Mobile Holdings (UK) plc
Commission File No. of Virgin Mobile Holdings (UK) plc: 082-34908
Commission File No. of NTL Incorporated: 000-22616

        Not for release, distribution or publication in or into Australia, Canada or Japan or any other jurisdiction where it would be unlawful to do so

NTL INCORPORATED ("ntl")

RULE 2.10—NTL INCORPORATED, POTENTIAL OFFER FOR VIRGIN MOBILE HOLDINGS (UK) LIMITED

        10 January 2006

        In accordance with Rule 2.10 of The City Code on Takeovers and Mergers ntl confirms that, as at the close of business on 9 January 2006, ntl's issued share capital consisted of 85,191,237 Common Stock, par value $0.01 per share. The CUSIP number for ntl's Common Stock is 62940M104.

City Code Dealing Disclosure Requirements

        Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of ntl Incorporated or of Virgin Mobile Holdings (UK) plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of ntl Incorporated or Virgin Mobile Holdings (UK) plc, they will be deemed to be a single person for the purpose of Rule 8.3. Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of ntl Incorporated or of Virgin Mobile Holdings (UK) plc by ntl Incorporated or Virgin Mobile Holdings (UK) plc, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk. "Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

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Further Information on Potential Offer:

        Virgin Mobile Holdings (UK) plc shareholders should read any prospectus that may be filed with the Securities and Exchange Commission, because any such prospectus will important information about any potential transaction. Investors may obtain a free copy of any prospectus, if and when it becomes available, and other documents filed by ntl Incorporated with the SEC, at the SEC's website at http//www.sec.gov. Free copies of any prospectus, if and when it becomes available, may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations.

        The availability of any offer that may be made to Virgin Mobile shareholders who are not resident in the United Kingdom may be affected by the laws of relevant jurisdictions. Virgin Mobile shareholders who are not resident in the United Kingdom will need to inform themselves about and observe any applicable requirements.

        This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to an offer or otherwise.

        Any securities that might be offered pursuant to the potential offer described in this announcement have not been registered under the US Securities Act or the securities laws of any state of the United States, or under the applicable securities laws of Australia, Canada or Japan. Accordingly, any such securities may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration or an applicable exemption from registration, and may not be offered, sold or delivered, directly or indirectly, in or into Australia, Canada or Japan except pursuant to exemptions from applicable requirements of such jurisdictions.

ENQUIRIES

For further information, please contact:

ntl

Robert Mackenzie                                                                                 Tel: +44 (0)1256 75 2157

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NTL INCORPORATED ("ntl")